1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

BOOK CLOSURE DATE AND
ENTITLEMENT TO 2006 FINAL DIVIDEND

Reference is made to the announcement dated 18 May 2007 relating to the proposal to declare the final dividend for the year 2006 of the Company ("2006 Final Dividend") and the Notice of Special General Meeting (the "SGM") of the Company dated 21 May 2007. Terms used herein shall have the same meanings as ascribed in the announcement and the Notice of General Meeting unless otherwise stated.

For the purpose of the SGM and determining the entitlement to the proposed 2006 Final Dividend, the H Share register of members of the Company will be closed from Monday, 11 June 2007 to Tuesday, 10 July 2007 (both days inclusive), during which period no transfer of H Shares will be effected. In order to qualify for the proposed 2006 Final Dividend and to determine the identity of the shareholders of the Company who are entitled to vote at the SGM to be held on 10 July 2007, all transfer of H Shares accompanied by the relevant H Share certificates must be lodged with Hong Kong Registrars Limited, the H Share Registrar of the Company, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than the close of business at 4.30 p.m. on Friday, 8 June 2007. Any holders of H Shares of the Company, whose name appears on the Company's H Share Register of Members at the close of business on Friday, 8 June 2007, are entitled to attend and vote at the SGM and, if the proposal to declare the 2006 Final Dividend is approved at the SGM, to receive the 2006 Final Dividend.

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, the PRC
22 May 2007

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary